UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Switzerland AG audited standalone financial statements for the year ended 31 December 2017, which appear immediately following this page.

UBS Switzerland AG

Standalone financial statements and regulatory information
for the year ended 31 December 2017

Table of contents

1	UBS Switzerland AG standalone financial statements (audited)

19	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended
CHF million	Note	31.12.17	31.12.16
Interest and discount income[1]		3,552	3,795
Interest and dividend income from trading portfolio		0	1
Interest and dividend income from financial investments		116	94
Interest expense [2]		(363)	(467)
Gross interest income		3,304	3,423
Credit loss (expense) / recovery		(10)	6
Net interest income		3,294	3,429
Fee and commission income from securities and investment business		3,428	3,272
Credit-related fees and commissions		171	156
Other fee and commission income		740	712
Fee and commission expense		(373)	(359)
Net fee and commission income		3,966	3,782
Net trading income	3	883	805
Net income from disposal of financial investments		3	159
Dividend income from investments in subsidiaries and other participations		29	28
Income from real estate holdings		(1)	(1)
Sundry ordinary income		193	198
Sundry ordinary expenses		(17)	(58)
Other income from ordinary activities		207	326
Total operating income		8,350	8,341
Personnel expenses	4	2,048	2,109
General and administrative expenses	5	3,297	3,469
Subtotal operating expenses		5,345	5,578
Impairment of investments in subsidiaries and other participations		3	0
Depreciation and impairment of property, equipment and software		11	12
Amortization and impairment of goodwill and other intangible assets		1,050	1,050
Changes in provisions and other allowances and losses		10	5
Total operating expenses		6,419	6,644
Operating profit		1,931	1,697
Extraordinary income		0	0
Extraordinary expenses		0	0
Tax expense / (benefit)	6	418	384
Net profit / (loss)		1,513	1,313

1 Interest and discount income includes negative interest income on financial assets of CHF 85 million and CHF 111 million for the years ended 31 December 2017 and 31 December 2016, respectively.    2 Interest expense includes negative interest expense on financial liabilities of CHF 170 million and CHF 136 million for the years ended 31 December 2017 and 31 December 2016, respectively.

UBS Switzerland AG standalone financial statements (audited)

Balance sheet
CHF million	Note	31.12.17	31.12.16

Assets
Cash and balances with central banks		38,467	44,528
Due from banks		4,127	4,355
Receivables from securities financing transactions	7	34,830	25,930
of which: cash collateral on securities borrowed		20,972	6,657
of which: reverse repurchase agreements		13,858	19,273
Due from customers	8, 9	38,642	38,168
Mortgage loans	8, 9	145,674	146,061
Trading portfolio assets	10	1,719	1,673
Positive replacement values	11	1,784	2,133
Financial investments	12	21,615	27,002
Accrued income and prepaid expenses		225	264
Investments in subsidiaries and other participations		56	56
Property, equipment and software		92	19
Goodwill and other intangible assets		2,363	3,413
Other assets	13	716	893
Total assets		290,310	294,497

Liabilities
Due to banks		20,728	13,248
of which: total loss-absorbing capacity eligible	2	11,400	4,500
Payables from securities financing transactions	7	1,644	6,903
of which: cash collateral on securities lent		1,323	1,518
of which: repurchase agreements		321	5,385
Due to customers		241,374	248,796
Trading portfolio liabilities	10	250	154
Negative replacement values	11	791	1,212
Bonds issued		8,367	8,331
Accrued expenses and deferred income		836	929
Other liabilities	13	1,389	1,276
Provisions	9	145	186
Total liabilities		275,525	281,034

Equity
Share capital	16	10	10
General reserve		12,139	12,139
of which: statutory capital reserve		12,139	12,139
of which: capital contribution reserve		12,139	12,139
Voluntary earnings reserve		1,122	0
Net profit / (loss) for the period		1,513	1,313
Total equity		14,785	13,463
Total liabilities and equity		290,310	294,497
of which: subordinated liabilities		3,013	4,521
of which: subject to mandatory conversion and / or debt waiver		3,013	4,521

Balance sheet (continued)
CHF million	31.12.17	31.12.16

Off-balance sheet items
Contingent liabilities, gross	12,485	9,608
Sub-participations	(1,017)	(976)
Contingent liabilities, net	11,468	8,632
of which: guarantees to third parties related to subsidiaries	7	7
of which: credit guarantees and similar instruments	5,718	3,180
of which: performance guarantees and similar instruments	2,548	2,442
of which: documentary credits	3,195	3,002
Irrevocable commitments, gross	9,054	8,780
Sub-participations	(4)	(2)
Irrevocable commitments, net	9,050	8,778
of which: loan commitments	8,183	7,906
of which: payment commitment related to deposit insurance	867	872
Liabilities for calls on shares and other equity instruments	43	43

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2017 to 30 June 2018 to be CHF 867 million, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date.

As of 31 December 2017, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 69 billion compared with CHF 91 billion as of 31 December 2016. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. As of 31 December 2017, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information

UBS Switzerland AG standalone financial statements (audited)

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2016	10	13,072	0	1,068	14,149
Dividends and other distributions		(932)	(1,068)		(2,000)
Net profit / (loss) appropriation			1,068	(1,068)	0
Net profit / (loss) for the period				1,313	1,313
Balance as of 31 December 2016	10	12,139	0	1,313	13,463

Balance as of 1 January 2017	10	12,139	0	1,313	13,463
Dividends and other distributions				(191)	(191)
Net profit / (loss) appropriation			1,122	(1,122)	0
Net profit / (loss) for the period				1,513	1,513
Balance as of 31 December 2017	10	12,139	1,122	1,513	14,785

Statement of appropriation of retained earnings and proposed dividend distribution out of voluntary earnings reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 20 April 2018 approve an ordinary dividend distribution of CHF 2,351 million, consisting of the Net profit for the period of CHF 1,513 million and CHF 838 million out of Voluntary earnings reserve.

Proposed appropriation of retained earnings

The Board of Directors proposes that the AGM on 20 April 2018 approve the following appropriation of retained earnings.

For the year ended
CHF million	31.12.17
Net profit for the period	1,513
Retained earnings carried forward	0
Total retained earnings available for appropriation	1,513

Appropriation of retained earnings
Dividend distribution	(1,513)
Retained earnings carried forward	0

Proposed dividend distribution out of voluntary earnings reserve

The Board of Directors proposes that the AGM on 20 April 2018 approve the following dividend distribution out of Voluntary earnings reserve.

For the year ended
CHF million	31.12.17
Total voluntary earnings reserve before distribution	1,122
Dividend distribution	(838)
Total voluntary earnings reserve after distribution	284

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland and operates under art. 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2017. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 36 to the consolidated financial statements of UBS Group AG. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

→   Refer to the UBS Group AG Annual Report 2017 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2017.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 12 to the consolidated financial statements of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2017 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2017 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 34 to the consolidated financial statements of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2017 for more information

Group-internal funding

UBS Switzerland AG obtains funding from UBS AG in the form of loans that qualify as going concern additional tier 1 capital and as gone concern loss-absorbing capacity at the UBS Switzerland AG standalone level.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS Switzerland AG, the aggregate amount of the respective obligations is separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements, i.e. are subordinated and subject to mandatory conversion and / or debt waiver as explained below, the aggregate corresponding amounts are disclosed on the balance sheet.

Obligations of UBS Switzerland AG arising from Group-internal funding it has received are presented as Due to banks and measured at amortized cost.

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

UBS Switzerland AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Services received from and provided to Group entities

UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS Switzerland AG provides services to Group entities mainly relating to the distribution of security and investment products. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→   Refer to Note 5 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

→   Refer to Note 17 for more information

Goodwill

As part of the business transfer to UBS Switzerland AG, mainly of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, from UBS AG effective 1 April 2015, UBS Switzerland AG recognized goodwill of CHF 5,250 million. This goodwill is amortized on a straight-line basis over five years and assessed for impairment annually.

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as various note disclosures.

Note 3a  Net trading income by business

	For the year ended
CHF million	31.12.17	31.12.16
Wealth Management	414	399
Personal & Corporate Banking	418	381
Other business divisions and Corporate Center	51	24
Total net trading income	883	805

Note 3b  Net trading income by underlying risk category

	For the year ended
CHF million	31.12.17	31.12.16
Interest rate instruments (including funds)	58	(4)
Foreign exchange instruments	823	778
Equity instruments (including funds)	(3)	7
Credit instruments	4	6
Precious metals / commodities	1	17
Total net trading income	883	805

Note 4  Personnel expenses

	For the year ended
CHF million	31.12.17	31.12.16
Salaries	1,229	1,299
Variable compensation – performance awards	413	392
Variable compensation – other	12	23
Contractors	3	3
Social security	106	105
Pension and other post-employment benefit plans	237	242
Other personnel expenses	48	45
Total personnel expenses	2,048	2,109

As of 31 December 2017, UBS Switzerland AG employed 9,533 personnel (31 December 2016: 9,857) on a full-time equivalent basis.

UBS Switzerland AG standalone financial statements (audited)

Note 5  General and administrative expenses

	For the year ended
CHF million	31.12.17	31.12.16
Occupancy	4	2
Rent and maintenance of IT equipment	6	9
Communication and market data services	28	29
Administration	2,754	2,927
of which: hard cost transfers paid[1]	2,648	2,817
Marketing and public relations	159	177
Travel and entertainment	96	97
Fees to audit firms	10	7
of which: financial and regulatory audits	10	7
of which: audit-related services	0	0
Other professional fees	103	102
Outsourcing of IT and other services	138	120
Total general and administrative expenses	3,297	3,469
1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS Switzerland AG.

Note 6  Taxes

	For the year ended
CHF million	31.12.17	31.12.16
Income tax expense / (benefit)	391	350
of which: current	391	350
of which: deferred	0	0
Capital tax	27	34
Total tax expense / (benefit)	418	384

For the year ended 31 December 2017, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 20.5% (2016: 21.0%).

Note 7  Securities financing transactions

CHF billion	31.12.17	31.12.16

On-balance sheet
Receivables from securities financing transactions, gross	37.4	26.1
Netting of securities financing transactions	(2.6)	(0.2)
Receivables from securities financing transactions, net	34.8	25.9
Payables from securities financing transactions, gross	4.2	7.1
Netting of securities financing transactions	(2.6)	(0.2)
Payables from securities financing transactions, net	1.6	6.9

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	136.6	121.9
of which: repledged	98.9	100.4
of which: sold in connection with short sale transactions	0.3	0.2

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.17					31.12.16
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross	1,330	27,109	1,200	9,460	39,100	1,506	25,890	1,519	9,713	38,627
Mortgage loans, gross	145,692				145,692	146,095				146,095
of which: residential mortgages	126,868				126,868	126,442				126,442
of which: office and business premises mortgages	6,355				6,355	6,975				6,975
of which: industrial premises mortgages	2,841				2,841	2,890				2,890
of which: other mortgages	9,628				9,628	9,788				9,788
Total on-balance sheet, gross	147,022	27,109	1,200	9,460	184,791	147,600	25,890	1,519	9,713	184,722
Allowances	(20)	(65)	(62)	(327)	(475)	(36)	(71)	(53)	(332)	(492)
Total on-balance sheet, net	147,002	27,044	1,138	9,133	184,317	147,564	25,819	1,465	9,382	184,229

Off-balance sheet
Contingent liabilities, gross	179	2,490	1,193	8,623	12,485	184	2,481	1,112	5,831	9,608
Irrevocable commitments, gross	615	542	162	7,735	9,054	606	528	83	7,562	8,780
Liabilities for calls on shares and other equities				43	43				43	43
Total off-balance sheet	794	3,032	1,355	16,402	21,582	790	3,009	1,196	13,436	18,430
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

Note 8b  Impaired financial instruments

	31.12.17				31.12.16
CHF million	Gross impaired financial instruments	Allowances and provisions[1]	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions[1]	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	3	3	0	0	3	3	0	0
Amounts due from customers	616	457	60	99	649	464	12	174
Mortgage loans	115	17	77	21	146	29	110	7
Guarantees and loan commitments	170	28	5	138	236	41	10	185
Total impaired financial instruments	905	505	142	258	1,034	536	132	366
1 Includes CHF 5 million collective loan loss allowances (31 December 2016: CHF 5 million).

Note 9a  Allowances

CHF million	Balance as of 31.12.16	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications	Foreign currency translation	Balance as of 31.12.17
Specific allowances for amounts due from customers and mortgage loans	488	119	(108)	(76)	39	13	(4)	470
Specific allowances for amounts due from banks	3	0	0	0	0	0	0	3
Collective allowances[1]	5	1	0	0	0	0	0	5
Total allowances	495	120	(109)	(76)	39	13	(4)	477
1 Mainly relates to amounts due from customers.

UBS Switzerland AG standalone financial statements (audited)

Note 9b  Provisions

CHF million	Balance as of 31.12.16	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassification	Balance as of 31.12.17
Default risk related to loan commitments and guarantees	41	3	(3)	0	0	(13)	28
Operational risks	3	2	0	(2)	0	0	3
Litigation, regulatory and similar matters[1]	79	13	(4)	(12)	2	0	78
Restructuring	32	28	(7)	(44)	0	0	9
Employee benefits	19	4	(7)	0	0	0	16
Other	10	4	(2)	0	0	0	12
Total provisions	186	53	(23)	(59)	2	(13)	145
1 Includes provisions for litigation resulting from security risks.

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.17	31.12.16

Assets
Trading portfolio assets	1,719	1,673
of which: debt instruments[1]	37	9
of which: listed	23	5
of which: equity instruments	54	20
of which: precious metals and other physical commodities	1,628	1,645
Total assets measured at fair value	1,719	1,673
of which: fair value derived using a valuation model	57	23
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	16	3

Liabilities
Trading portfolio liabilities	250	154
of which: debt instruments[1]	111	106
of which: listed	97	87
of which: equity instruments	139	48
Total liabilities measured at fair value	250	154
of which: fair value derived using a valuation model	222	130
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 11  Derivative instruments

	31.12.17			31.12.16
CHF million, except where indicated	PRV[2]	NRV[3]	Total notional values (CHF billion)	PRV[2]	NRV[3]	Total notional values (CHF billion)
Interest rate contracts
Forwards[1]	32	30	6	26	30	10
Swaps	2,181	1,877	185	2,776	2,563	189
of which: designated in hedge accounting relationships	805	271	31	977	404	37
Over-the-counter (OTC) options	62	58	5	84	80	5
Total	2,274	1,964	196	2,886	2,673	203
Foreign exchange contracts
Forwards	395	378	34	563	547	41
Interest and currency swaps	634	497	92	846	595	104
Over-the-counter (OTC) options	199	198	27	332	332	28
Total	1,228	1,073	153	1,742	1,473	172
Equity / index contracts
Forwards	18	19	3	26	26	4
Swaps	3	3	0	1	1	0
Over-the-counter (OTC) options	147	147	2	291	291	4
Exchange-traded options	236	236	0	255	255	0
Total	403	405	6	574	574	8
Credit derivative contracts
Credit default swaps	20	37	1	1	7	0
Total	20	37	1	1	7	0
Commodity, precious metals and other contracts
Forwards	10	10	1	16	15	1
Swaps	13	13	1	45	45	2
Over-the-counter (OTC) options	173	173	15	195	195	7
Total	196	196	17	256	255	10
Total before netting	4,123	3,675	372	5,458	4,982	394
of which: trading derivatives	3,318	3,404		4,481	4,578
of which: fair value derived using a valuation model	3,273	3,365		4,432	4,532
of which: derivatives designated in hedge accounting relationships	805	271		977	404
of which: fair value derived using a valuation model	805	271		977	404
Netting with cash collateral payables / receivables	0	(546)		0	(445)
Replacement value netting	(2,338)	(2,338)		(3,325)	(3,325)
Total after netting	1,784	791		2,133	1,212
of which: with bank and broker-dealer counterparties	117	214		112	259
of which: other client counterparties	1,667	577		2,021	954
1 Includes forward rate agreements. 2 PRV: positive replacement values. 3 NRV: negative replacement values.

UBS Switzerland AG standalone financial statements (audited)

Note 12a  Financial investments by instrument type

	31.12.17		31.12.16
CHF million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	21,555	21,411	26,943	26,803
of which: held to maturity	8,215	8,061	8,762	8,595
of which: available for sale	13,340	13,350	18,181	18,208
Equity instruments	18	26	18	18
Property	42	42	42	42
Total financial investments	21,615	21,480	27,002	26,863
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[1]	21,297	21,153	26,666	26,526
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.17	31.12.16
Internal UBS rating[1]
0–1	16,880	23,883
2–3	4,675	3,060
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	0	0
Total financial investments	21,555	26,943
1 Refer to Note 15 for more information.

Note 13a  Other assets

CHF million	31.12.17	31.12.16
Deferral position for hedging instruments	99	95
Settlement and clearing accounts	394	292
VAT and other indirect tax receivables	17	27
Other	207	478
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	181	417
Total other assets	716	893

Note 13b  Other liabilities

CHF million	31.12.17	31.12.16
Settlement and clearing accounts	683	593
VAT and other indirect tax payables	91	112
Other	615	571
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	328	333
Total other liabilities	1,389	1,276

Note 14  Pledged assets

As of 31 December 2017, assets pledged by UBS Switzerland AG were entirely comprised of mortgage loans with a carrying value of CHF 17,631 million (31 December 2016: CHF 19,887 million) with a related effective commitment of CHF 12,457 million (31 December 2016: CHF 14,138 million), excluding assets pledged for securities financing transactions. These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 2.1 billion as of 31 December 2017 (approximately CHF 1.9 billion as of 31 December 2016) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.

→   Refer to Note 7 for more information on securities financing transactions

Note 15  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheet assets.

→   Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2017 for more information

						31.12.17		31.12.16
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	39,897	14	44,870	15
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	20,380	7	15,916	5
	3		A1 to A3	A+ to A–	A+ to AA–	3,799	1	2,423	1
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	4,438	2	2,886	1
	5		Baa3	BBB–	BBB–	1,822	1	1,837	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	352	0	1,327	0
	7		Ba2	BB	BB	1,312	0	410	0
	8		Ba3	BB–	BB–	37	0	61	0
	9		B1	B+	B+	698	0	91	0
Very high risk	10		B2	B	B	141	0	802	0
	11		B3	B–	B–	354	0	271	0
	12		Caa	CCC	CCC	35	0	123	0
	13		Ca to C	CC to C	CC to C	19	0	41	0
Distressed	Default	Defaulted	D	D	D	8	0	1	0
Subtotal						73,290	25	71,056	24
Switzerland						217,020	75	223,440	76
Total assets						290,310	100	294,497	100

Note 16a  Share capital

	31.12.17			31.12.16
	Par value in CHF	Number of shares	of which: dividend bearing	Par value in CHF	Number of shares	of which: dividend bearing
Share capital[1]	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a par value of CHF 0.10 and entitles the holder to one vote at the UBS Switzerland AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5 million as of 31 December 2017.

UBS Switzerland AG standalone financial statements (audited)

Note 16b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2017 or as of 31 December 2016.

The shares and share capital of UBS Switzerland AG held by indirect shareholders shown in the table below represent their relative holding of UBS Group AG shares.

→   Refer to Note 23 to the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2017 for more information on significant shareholders of UBS Group AG

	31.12.17		31.12.16
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	11	1	9
DTC (Cede & Co.), New York[1]	1	7	1	7
Nortrust Nominees Ltd., London	0	4	0	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

Note 17  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF million	31.12.17	31.12.16
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	59	216
UBS derivative financial instruments held by Swiss pension fund	19	46
Total liabilities related to Swiss pension plan	78	262

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.17	31.12.16
Pension plan surplus[1]	3,065	2,458
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / obligation recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	206	211
Performance awards-related employer contributions accrued	31	31
Total pension expense recognized in the income statement within Personnel expenses	237	241

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2017 and 31 December 2016. Refer to Note 2 for more information.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2017 and 31 December 2016.

Note 18  Share-based compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

→   Refer to Note 27 to the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2017 for more information

Note 19  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.17		31.12.16
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	28,945	17,387	18,037	15,771
of which: due from / to banks	1,269	15,925	925	8,356
of which: receivables / payables from securities financing transactions	27,420	439	16,551	5,133
of which: due from / to customers	53	645	67	1,692
Subsidiaries[2]	29	8	56	1,831
of which: due from / to customers	27	8	53	1,831
Affiliated entities[3]	799	1,539	384	1,057
of which: due from / to banks	407	741	211	587
of which: receivables / payables from securities financing transactions	0	0	0	0
of which: due from / to customers	2	313	72	350
Members of governing bodies[4]	53		48
External auditors		1		1
Other related parties	538		465

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, Topcard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS Switzerland AG and UBS AG.

Note 20  Fiduciary transactions

CHF million	31.12.17	31.12.16
Fiduciary deposits	23,505	15,719
of which: placed with third-party banks	12,498	9,757
of which: placed with subsidiaries and affiliated entities	11,007	5,962
Total fiduciary transactions	23,505	15,719

Fiduciary transactions encompass transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS Switzerland AG’s balance sheet and income statement but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

UBS Switzerland AG standalone financial statements (audited)

Note 21a  Invested assets and net new money

	For the year ended
CHF billion	31.12.17	31.12.16
Fund assets managed	0	0
Discretionary assets	101	88
Other invested assets	485	447
Total invested assets (double counts included)	586	535
of which: double counts	0	0
Net new money (double counts included)	7	(4)

Note 21b  Development of invested assets

	For the year ended
CHF billion	31.12.17	31.12.16
Total invested assets (including double counts) at the beginning of the year	535	532
Net new money inflows / (outflows)	7	(4)
Market movements (including dividends and interests)	42	9
Currency effects	3	(2)
Other effects	(1)	(1)
of which: acquisitions / (divestments)	(1)	(1)
Total invested assets (including double counts) at the end of the year[1]	586	535
1 As of 31 December 2017 and 31 December 2016 there were no invested assets double counts.

→   Refer to Note 33 to the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2017 for more information

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 8 March 2018

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Switzerland AG, which comprise the balance sheet, income statement and notes (pages 1 to 16), for the year ended 31 December 2017.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2017 comply with Swiss law and the company's articles of incorporation.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a para. 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone
regulatory information

UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone regulatory information

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 December 2017, the phase-in going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 12.52% and 3.5%, respectively. The gone concern requirements on a phase-in basis were 5.33% for the RWA-based requirement and 1.72% for the LRD-based requirement.

The Swiss SRB framework and requirements applicable to UBS Switzerland AG standalone are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of the UBS Group AG Annual Report 2017.

→   Refer to “Regulatory framework” in the “Capital Management” section of the UBS Group AG Annual Report 2017 for more information on loss-absorbing capacity, leverage ratio requirements and gone concern rebate

Swiss SRB going and gone concern requirements and information¹
As of 31.12.17	Swiss SRB, including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %²		in %		in %		in %
Common equity tier 1 capital	9.52	8,843	2.60	7,878	10.52	9,772	3.50	10,605
of which: minimum capital	5.80	5,388	2.10	6,363	4.50	4,180	1.50	4,545
of which: buffer capital	3.20	2,973	0.50	1,515	5.50	5,109	2.00	6,060
of which: countercyclical buffer³	0.52	483			0.52	483
Maximum additional tier 1 capital	3.00	2,787	0.90	2,727	4.30	3,994	1.50	4,545
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.20	2,044	0.90	2,727	3.50	3,251	1.50	4,545
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	743			0.80	743
Total going concern capital	12.52	11,630	3.50	10,605	14.82⁴	13,767	5.00⁴	15,149
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	5.33⁵	4,953	1.72⁵	5,211	12.30⁶	11,424	4.30⁶	13,028
Total gone concern loss-absorbing capacity	5.33	4,953	1.72	5,211	12.30	11,424	4.30	13,028
Total loss-absorbing capacity	17.85	16,583	5.22	15,816	27.12	25,191	9.30	28,178

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.94	10,160	3.35	10,160	10.94	10,160	3.35	10,160
High-trigger loss-absorbing additional tier 1 capital	3.23	3,000	0.99	3,000	3.23	3,000	0.99	3,000
of which: high-trigger loss-absorbing additional tier 1 capital	3.23	3,000	0.99	3,000	3.23	3,000	0.99	3,000
Total going concern capital	14.17	13,160	4.34	13,160	14.17	13,160	4.34	13,160
Gone concern loss-absorbing capacity	9.04	8,400	2.77	8,400	9.04	8,400	2.77	8,400
of which: TLAC-eligible debt	9.04	8,400	2.77	8,400	9.04	8,400	2.77	8,400
Total gone concern loss-absorbing capacity	9.04	8,400	2.77	8,400	9.04	8,400	2.77	8,400
Total loss-absorbing capacity	23.21	21,560	7.12	21,560	23.21	21,560	7.12	21,560

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		92,894				92,894
Leverage ratio denominator				302,987				302,987

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA. This resulted in a reduction of 2.0 percentage points for the RWA-based requirement and 0.7 percentage points for the LRD-based requirement and will be phased in until 1 January 2020. Refer to the “Capital management” section of the UBS Group AG Annual Report 2017 for more information.    2 The total loss-absorbing capacity ratio requirement of 17.85% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.52%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB phase-in requirements.    3 Going concern capital ratio requirements include CCB requirements of 0.52% for the phase-in and fully applied requirement.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.36% for RWA and 0.13% for LRD and a rebate of 0.87% for RWA and 0.28% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.12.17	31.12.16	31.12.17	31.12.16

Going concern capital
Common equity tier 1 capital	10,160	10,416	10,160	10,416
High-trigger loss-absorbing additional tier 1 capital	3,000	1,235¹	3,000	2,000
Total tier 1 capital	13,160	11,651	13,160	12,416
Total going concern capital	13,160	11,651	13,160	12,416

Gone concern loss-absorbing capacity
High-trigger loss-absorbing additional tier 1 capital		765¹
Low-trigger loss-absorbing tier 2 capital		2,500¹		2,500
TLAC-eligible debt	8,400		8,400
Total gone concern loss-absorbing capacity	8,400	3,265	8,400	2,500

Total loss-absorbing capacity
Total loss-absorbing capacity	21,560	14,916	21,560	14,916

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	92,894	93,281	92,894	93,281
Leverage ratio denominator	302,987	306,586	302,987	306,586

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	14.2	12.5	14.2	13.3
of which: common equity tier 1 capital ratio	10.9	11.2	10.9	11.2
Gone concern loss-absorbing capacity ratio	9.0	3.5	9.0	2.7
Total loss-absorbing capacity ratio	23.2	16.0	23.2	16.0

Leverage ratios (%)
Going concern leverage ratio	4.3	3.8	4.3	4.0
of which: common equity tier 1 leverage ratio	3.4	3.4	3.4	3.4
Gone concern leverage ratio	2.8	1.1	2.8	0.8
Total loss-absorbing capacity leverage ratio	7.1	4.9	7.1	4.9

1 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger loss-absorbing additional tier 1 capital. Outstanding low-trigger loss-absorbing tier 2 capital instruments would qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. However, as of 31 December 2016, CHF 765 million of high-trigger loss-absorbing additional tier 1 capital as well as the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million was used to meet the gone concern requirements.

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.17	31.12.16
Equity – Swiss banking law¹	14.8	13.5
Deferred tax assets	0.5	0.7
Goodwill and intangible assets	(2.4)	(3.4)
Accruals for proposed dividends to shareholders	(2.4)	0.2²
Other	(0.3)	(0.1)
Common equity tier 1 capital (phase-in)	10.2	10.4

1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.    2 In December 2016, an extraordinary dividend of CHF 2 billion was paid.

UBS Switzerland AG standalone regulatory information

Leverage ratio information

Swiss SRB leverage ratio denominator
	Swiss SRB, including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF billion	31.12.17	31.12.16	31.12.17	31.12.16

Leverage ratio denominator
Swiss GAAP total assets	290.3	294.5	290.3	294.5
Difference between Swiss GAAP and IFRS total assets	1.3	1.5	1.3	1.5
Less: derivative exposures and SFTs¹	(39.6)	(32.3)	(39.6)	(32.3)
On-balance sheet exposures (excluding derivative exposures and SFTs)	252.0	263.7	252.0	263.7
Derivative exposures	4.0	4.7	4.0	4.7
Securities financing transactions	35.3	26.4	35.3	26.4
Off-balance sheet items	12.2	12.0	12.2	12.0
Items deducted from Swiss SRB tier 1 capital	(0.5)	(0.3)	(0.5)	(0.3)
Total exposures (leverage ratio denominator)	303.0	306.6	303.0	306.6

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.12.17	30.9.17	30.6.17	31.3.17	31.12.16
Total tier 1 capital	13,160	12,272	12,276	12,373	12,416
Total exposures (leverage ratio denominator)	302,987	305,229	308,917	312,371	306,586
BCBS Basel III leverage ratio (%)	4.3	4.0	4.0	4.0	4.0

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 4Q17²	Average 4Q16²
High-quality liquid assets	69	75
Total net cash outflows	48	63
of which: cash outflows	89	97
of which: cash inflows	41	34
Liquidity coverage ratio (%)	144	120

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 63 data points in the fourth quarter of 2017. The fourth quarter of 2016 is based on a three-month average.

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules¹	CET1 – Going concern capital	Additional tier 1 – Going concern capital
5	Post-transitional Basel III rules²	CET1 – Going concern capital	Additional tier 1 – Going concern capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan⁴
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date)¹	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000
10	Accounting classification³	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

UBS Switzerland AG standalone regulatory information

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, full or partial	–	Full
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (article 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features, that prevent full recognition under Basel III	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB phase-in (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2017 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 9, 2018